UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2002

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________
Commission File No. 333-67466

A. Full title of the Plan:

Willis North America Inc. Financial Security Partnership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIS NORTH AMERICA INC.

Attn: Mary E. Caiazzo
26 Century Boulevard
Nashville, TN 37214
Tel: (615) 872-3000

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE OF REPORTABLE TRANSACTIONS
EX-23 CONSENT OF DELOITTE & TOUCHE LLP
EX-99.1 SARBANES CERTIFICATION OF THE CEO
EX-99.2 SARBANES CERTIFICATION OF THE CFO

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002:
Schedule of Assets (Held at End of Year)	8-23
Schedule of Reportable Transactions	24
EXHIBIT
Exhibit 23- Independent Auditor's Consent	25

Schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN

By:	/s/ Carol McAlpine Carol McAlpine Vice President, Willis North America Inc.

Dated: June 27, 2003

INDEPENDENT AUDITORS’ REPORT

To The Benefits Committee
Willis North America Inc.
Nashville, TN

We have audited the accompanying statements of net assets available for benefits of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

New York, New York

June 4, 2003

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

INVESTMENTS — at fair value	$125,806,601	$144,384,459
INVESTMENT — at contract value	58,649,064	55,218,518
PARTICIPANT LOANS RECEIVABLE	3,988,714	4,692,703
CASH	392	756

NET ASSETS AVAILABLE FOR BENEFITS	$188,444,771	$204,296,436

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS:
Investment income (loss):
Dividends	$1,014,122
Interest	2,243,293
Interest from participant loans	319,362
Net realized and unrealized depreciation in fair value of investments	(24,562,443)

Total investment loss	(20,985,666)

Contributions:
Contributions from participants	17,149,702
Contributions from employer, net of forfeitures	4,437,789

Total contributions	21,587,491

TOTAL ADDITIONS TO NET ASSETS	601,825

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(16,386,840)
Fees paid by participants	(66,650)

TOTAL DEDUCTIONS FROM NET ASSETS	(16,453,490)

NET DECREASE	(15,851,665)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	204,296,436

End of year	$188,444,771

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following description of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Full-time and part-time employees of the Company are eligible to participate in the Plan after three months of service. Participants may contribute between 1% and 99% of their eligible compensation as a pre-tax contribution, subject to Internal Revenue Service (“IRS”) limits. After participants have completed one year of service, employer’s contributions are made on a full matching basis up to 3% of the employee’s annual eligible compensation. Effective January 1, 2002, employer’s matching contributions are limited to $3,000. Temporary employees are eligible for employer matching upon completion of 1,000 hours of service in their first year of employment or any Plan year following their first year of employment. Effective September 1, 2001, all Company matching deposits are invested solely in the Willis Stock Fund and credited to the Stock-Based Company Matching Deposit Account.

Participant accounts – Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

At December 31, 2002, participant contributions may be invested in any combination of the following:

MetLife Guaranteed Fixed Income Fund
MetLife Stock Market Index Guarantee Account
Harris Associates — Oakmark Fund
Loomis Sayles Small Cap Value Fund
Templeton Foreign Fund
Harris Associates — Oakmark Select Fund
Janus Fund
Baron Asset Fund
Baron Growth Fund
PIMCO Total Return Bond Fund
PIMCO High Yield Bond Fund
Willis Stock Fund

In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The MetLife Guaranteed Fixed Income Fund is invested in group annuity insurance contracts (“GAIC”) with Metropolitan Life Insurance Company (“MLIC”).

Payment of benefits – Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts. Benefit payments requested but not yet paid totaled $23,311 and $7,901 at December 31, 2002 and 2001, respectively.

Vesting – A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after two years of service (three years of service in 2001). Employer contributions and earnings thereon fully vest after 5 years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies or becomes disabled, whichever occurs first.

Participant loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.50% to 10.50%, which are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures – Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $269,833 and $505,220 at December 31, 2002 and 2001, respectively.

Plan termination – Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, partial termination or complete discontinuance of the Employer’s contributions to the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of investments – The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last day of the plan year. The investment in GAICs is reflected in the accompanying financial statements at the contract value reported to the Plan by MLIC at December 31, 2002 and 2001, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Payment of benefits – Benefits are recorded when paid.

3.	INVESTMENTS

Amounts invested in the GAICs are commingled with the other investments of the general accounts of the MLIC. Interest is allocated based upon a contractual arrangement and is credited monthly. The crediting rate and average yield was 2.75% at December 31, 2002.

Individual investments which represent greater than 5% of the Plan’s net assets are as follows:

As of December 31, 2002:
MetLife Guaranteed Fixed Income Fund	$58,649,064
MetLife Stock Market Index Guarantee Account	36,103,924
Harris Associates — Oakmark Fund	18,311,202
PIMCO Total Return Bond Fund	11,077,093
* Willis Stock Fund	17,170,238

As of December 31, 2001:
MetLife Guaranteed Fixed Income Fund	$55,218,518
MetLife Stock Market Index Guarantee Account	52,829,799
Harris Associates — Oakmark Fund	20,557,680
Janus Fund	12,454,713

*Nonparticipant-directed

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $24,562,443 as follows:

Mutual funds	$(23,687,953)
Common stock	(877,061)
Corporate bonds	(35)
U.S. Government Securities	2,606

$24,562,443

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets as of December 31, 2002 and 2001 and the significant components of the changes in net assets for the year ended December 31, 2002 relating to the nonparticipant-directed investments is as follows:

	2002	2001

NET ASSETS:
Investments — at fair value	$6,349,566	$1,817,874

CHANGES IN NET ASSETS:
Contributions from Employer, net of forfeitures	$4,391,719
Net realized and unrealized appreciation in fair value of investments	410,655
Benefits paid to participants	(267,842)
Fees paid by participants	(2,840)

	$4,531,692

5.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 1, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company and various funds managed by MLIC, the trustee of the Plan. Administrative expenses of the Plan not borne by participants are paid by the Company. The expenses paid by the Company totaled $10,400 for the year ended December 31, 2002.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefit payments allocated to Plan participants but not paid were reflected on the Plan’s 2001 Form 5500, but not in the accompanying 2001 financial statements. The following is a reconciliation of net assets available for benefits in the financial statements to the Form 5500 as of December 31, 2001:

Net assets available for benefits per the financial statements	$204,296,436
Benefits payable to plan participants	(7,901)

Net assets available for benefits per the Form 5500	$204,288,535

The following is a reconciliation of distributions to participants in the financial statements to the Form 5500 for the 2002 plan year:

Distributions to participants per the financial statements	$16,386,840
Benefits payable at beginning of year	(7,901)

Distributions to participants per the Form 5500	$16,378,939

* * * * * *

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
	similar party	par, or maturity value	Cost	value

*	MetLife Guaranteed Fixed Income Fund	Group Annuity Insurance Contracts		$58,649,064
*	MetLife Stock Market Index Guarantee Account	Mutual Fund		36,103,924
	Harris Associates — Oakmark Fund	Mutual Fund		18,311,202
	Loomis Sayles Small Cap Value Fund	Mutual Fund		7,885,572
	Templeton Foreign Fund	Mutual Fund		4,843,808
	Harris Associates — Oakmark Select Fund	Mutual Fund		6,846,861
	Janus Fund	Mutual Fund		7,781,491
	Baron Asset Fund	Mutual Fund		1,846,432
	Baron Growth Fund	Mutual Fund		1,763,211
	PIMCO Total Return Bond Fund	Mutual Fund		11,077,093
	PIMCO High Yield Bond Fund	Mutual Fund		629,603
*	Willis Stock Fund — participant directed	Mutual Fund		10,820,672
*	Willis Stock Fund — nonparticipant-directed	Mutual Fund	$5,041,130	6,349,566
	Aim Aggressive Growth Fund CL A	Mutual Fund		15,903
	Aim Basic Value Fund	Mutual Fund		15,873
	Aim Equity Constellation Fund	Mutual Fund		12,181
	Aim Weingarten Fund	Mutual Fund		8,281
	Amcent 20th Century International Discovery Fund	Mutual Fund		23,584
	Amcent Twentieth Century Growth Fund	Mutual Fund		5,457
	Amcent Utilities	Mutual Fund		36,473
	American Century Government Bond Fund	Mutual Fund		35,652
	American Century International Growth Investment	Mutual Fund		7,282
	American Century Small Cap Value Fund	Mutual Fund		3,902
	American Century Twentieth Century Vista Fund	Mutual Fund		5,454
	Artisan International Fund	Mutual Fund		6,993
	Baron Asset Fund	Mutual Fund		40,127
	Baron Growth Fund	Mutual Fund		37,866
	Baron I Opportunity Fund	Mutual Fund		2,088
	Berger Mid Cap Growth Fund	Mutual Fund		1,055
	Boston Partners Small Cap Value	Mutual Fund		24,313
	Brandywine Fund	Mutual Fund		17,013
	Calamos Convertible Growth & Income Fund	Mutual Fund		12,754
	Calamos Growth Fund	Mutual Fund		28,470
	California Nasdaq-100 Index Fund	Mutual Fund		416
	CGM Realty Fund	Mutual Fund		1,113
	Clipper Fund	Mutual Fund		3,469
	Cohen & Steers Realty Shares	Mutual Fund		27,831
	Columbia Real Estate Equity Fund	Mutual Fund		23,945
	Commercial Net Lease Realty Inc	Mutual Fund		27,598
	Communications Focus Fund	Mutual Fund		1,439
	Cooke & Bieler Mid Cap Equity Fund	Mutual Fund		3,891
	CR Suisse Global Tech Fund	Mutual Fund		8,773
	CR Suisse Japan Growth Fund	Mutual Fund		999
	Davis New York Venture Fund	Mutual Fund		62,196
	DFA International Value Portfolio Fund	Mutual Fund		3,917
	DFA International Small Cap Value Portfolio Fund	Mutual Fund		5,664

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

DFA International Small Co Portfolio Fund	Mutual Fund		$6,238
DFA Real-Estate Securities Portfolio	Mutual Fund		10,208
DFA Two-Year Global Fixed Income	Mutual Fund		15,549
DFA US Large Cap Value Portfolio	Mutual Fund		10,629
DFA US Large Co Portfolio	Mutual Fund		12,178
DFA US Micro Cap Portfolio Fund	Mutual Fund		3,555
DFA US Small Cap Value Portfolio	Mutual Fund		907
Dodge & Cox Balanced Fund	Mutual Fund		1,052
Dodge & Cox Income Fund	Mutual Fund		13,233
Dodge & Cox Stock Fund	Mutual Fund		41,481
Dreyfus Premier New Leaders Fund	Mutual Fund		19,085
Dreyfus Small Co Value Fund	Mutual Fund		17,786
Dreyfus Strategic Muns	Mutual Fund		20,003
Eaton Vance Trad Worldwide Health SC	Mutual Fund		21,041
Evergreen Health Care Fund	Mutual Fund		19,525
Excelsior Energy & Natural Resources	Mutual Fund		1,807
Excelsior Value & Restructuring Fund	Mutual Fund		15,935
FBR American Gas Index Fund	Mutual Fund		6,629
Federated Short-term Income Fund	Mutual Fund		4,519
Fidelity Fund	Mutual Fund		5,242
Fidelity Low Priced Stock 3% Load	Mutual Fund		26,281
Fidelity Mid Cap Stock Fund	Mutual Fund		10,834
Fidelity Select Developing Comm	Mutual Fund		546
Fidelity Select Electrs Portfolio	Mutual Fund		31,089
Fidelity Select Health Care	Mutual Fund		4,632
Fidelity Select Software & Computer	Mutual Fund		18,114
Fidelity Select Software Telecommunications	Mutual Fund		736
Fidelity Select Computers	Mutual Fund		20,836
Fidelity Select Technology	Mutual Fund		36,891
Fidelity Utilities Fund Nav	Mutual Fund		17,860
First American Technology Fund	Mutual Fund		127
Firsthand E-Commerce Fund	Mutual Fund		16,618
Firsthand Tech Innovators Fund	Mutual Fund		2,469
Firsthand Tech Leaders Fund	Mutual Fund		347
Firsthand Technology Value Fund	Mutual Fund		14,848
Fremont US Micro Cap Fund	Mutual Fund		16,869
Gabelli Growth Fund	Mutual Fund		1,400
Gabelli Global Growth Fund	Mutual Fund		8,854
Gateway Fund	Mutual Fund		123,022
GE Premier Growth Equity Class A	Mutual Fund		10,793
Health Care Focus Fund	Mutual Fund		3,530
Heartland Taxable Short	Mutual Fund		34,344
Internet Fund	Mutual Fund		7,645
Invesco Balanced Fund	Mutual Fund		13,632
Invesco Technology Fund	Mutual Fund		5,311
Invesco Telecommunications Fund	Mutual Fund		5,545
Invesco Value Equity Fund	Mutual Fund		7,583

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Investment Co of America	Mutual Fund		$845
Istar Financial Inc	Mutual Fund		3,060
JDN Realty Corp	Mutual Fund		3,285
Janus Balanced Fund	Mutual Fund		12,755
Janus Core Equity Fund	Mutual Fund		7,067
Janus Flexible Income Fund	Mutual Fund		101,847
Janus Fund	Mutual Fund		18,530
Janus Global Life Science Fund	Mutual Fund		21,216
Janus Global Technology Fund	Mutual Fund		8,026
Janus Growth & Income Fund	Mutual Fund		28,472
Janus Mercury Fund	Mutual Fund		43,742
Janus Olympus Fund	Mutual Fund		13,343
Janus Orion Fund	Mutual Fund		1,324
Janus Overseas Fund	Mutual Fund		16,615
Janus Special Situations Fund	Mutual Fund		7,250
Janus Twenty Fund	Mutual Fund		18,205
Janus Worldwide Fund	Mutual Fund		27,822
Japan Smaller Cap Fund	Mutual Fund		3,050
Jensen Portfolio Inc	Mutual Fund		28,869
Lindner Growth & Income Fund	Mutual Fund		4,431
Loomis Sayles Bond Fund	Mutual Fund		15,967
Managers Value Fund	Mutual Fund		42,904
Marsico Focus Fund	Mutual Fund		7,003
Montgomery Global Tech, Telecommunications Media	Mutual Fund		1,626
Montgomery Growth Fund	Mutual Fund		17,526
Montgomery International Growth Fund	Mutual Fund		495
Morgan Stanley Inst Tr Mid-Cap Growth Fund	Mutual Fund		10,918
Navellier Aggressive Growth Portfolio	Mutual Fund		6,482
New Perspective Fund	Mutual Fund		850
Oakmark Equity Income Fund	Mutual Fund		1,644
Oakmark Fund	Mutual Fund		24,175
Oakmark Select Fund	Mutual Fund		39,491
Parnassus Equity Income Fund	Mutual Fund		3,633
Payden Growth & Income Cl R	Mutual Fund		22,513
PBHG Emerging Growth Fund	Mutual Fund		3,592
PBHG Growth Fund	Mutual Fund		698
PBHG Large Cap Growth Fund	Mutual Fund		8,389
PBHG Large Cap 20 Fund	Mutual Fund		1,501
PBHG Select Equity Fund	Mutual Fund		10,311
PBHG Technology & Communications Fund	Mutual Fund		8,291
Pilgrim Emerging Countries Fund Cl-A	Mutual Fund		5,595
PIMCO Pea Innovation Fund Cl D	Mutual Fund		12,651
PIMCO Real Return Fund Cl D	Mutual Fund		16,573
PIMCO Renaissance Fund	Mutual Fund		15,363
Pin Oak Aggressive Stock	Mutual Fund		1,531
Pioneer High Yield Fund Class A	Mutual Fund		1,900
Profunds Ultra OTC Fund	Mutual Fund		1,828

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Prospective Street Incm Shs	Mutual Fund		$1,908
Putnam Growth & Income Class A	Mutual Fund		6,122
RCM Biotechnology Class D	Mutual Fund		7,654
RCM Europe — Class D	Mutual Fund		2,992
RCM Global Healthcare Cl D	Mutual Fund		3,418
RCM Global Technology Cl D	Mutual Fund		3,952
Red Oak Technology	Mutual Fund		164
Royce Fund Premier Series	Mutual Fund		26,858
Royce Low Priced Stock Fund	Mutual Fund		10,409
RS Diversified Growth Fund	Mutual Fund		10,489
RS Emerging Growth Fund	Mutual Fund		13,884
Rydex Biotechnology Fund	Mutual Fund		812
Rydex OTC Fund	Mutual Fund		44,871
Schwab 1000 Fund	Mutual Fund		126,774
Scudder Flag Investors Value Builder	Mutual Fund		63,616
Scudder Global Fund	Mutual Fund		10,945
Scudder Greater Europe	Mutual Fund		29,816
Scudder Growth & Income Fund	Mutual Fund		7,543
Selected American Shares	Mutual Fund		12,713
Strong Advisor Small Cap Value Cl Z	Mutual Fund		19,693
Strong Government Securities Fund	Mutual Fund		5,390
Strong Growth Fund	Mutual Fund		14,537
Strong High Yield Bond Fund	Mutual Fund		4,662
Strong International Stock Fund	Mutual Fund		3,638
Strong Technology 100 Fund	Mutual Fund		303
T Rowe Price Capital Appreciation Fund	Mutual Fund		12,426
T Rowe Price Equity Income Fund	Mutual Fund		26,069
T Rowe Price International European Stock Fund	Mutual Fund		7,231
T Rowe Price Mid-Capital Growth Fund	Mutual Fund		28,318
T Rowe Price New Income Fund	Mutual Fund		14,214
T Rowe Price Small Cap Stock Fund	Mutual Fund		8,754
T Rowe Price Small-Capital Value Fund	Mutual Fund		11,501
Technology Focus Fund	Mutual Fund		1,445
Templeton Foreign Fund	Mutual Fund		6,470
Templeton Global Income Fund Inc	Mutual Fund		30,990
Templeton World Fund Class A	Mutual Fund		21,013
Third Ave Real Estate Value Fund	Mutual Fund		4,280
Torray Fund	Mutual Fund		14,663
Turner Midcap Growth Fund Cl 1	Mutual Fund		2,133
Tweedy Browne Global Value Fund	Mutual Fund		4,224
Van Kampen Comstock Fund	Mutual Fund		10,887
Van Wagoner Mid-Cap Fund	Mutual Fund		1,379
Van Wagoner Post Venture Fund	Mutual Fund		1,948
Vanguard Conv Secs Fund	Mutual Fund		32,912
Vanguard F-1 Secs GNMA Portfolio	Mutual Fund		58,828
Vanguard Growth & Income	Mutual Fund		14,749
Vanguard Growth Index Fund	Mutual Fund		43,690

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Vanguard Health Care Fund	Mutual Fund		$17,835
Vanguard Index Trust 500 Portfolio	Mutual Fund		107,061
Vanguard International Growth Portfolio	Mutual Fund		1,483
Vanguard Wellington Fund	Mutual Fund		5,234
Vanguard World US Growth Portfolio	Mutual Fund		31,957
Wasatch Ultra Growth Fund	Mutual Fund		9,025
Weitz Value Portfolio	Mutual Fund		25,277
White Oak Growth Stock	Mutual Fund		74,578
Wilshire Lg Co Growth — Investment	Mutual Fund		8,477
Wireless Fund	Mutual Fund		131
Schwab Money Market Fund	Money Market		2,596,901
A O N Corporation	581 shares of common stock		10,977
Aastrom Biosciences Inc	1,080 shares of common stock		508
Abbott Laboratories	25 shares of common stock		1,000
Abgenix Inc	100 shares common stock		737
Abiomed Inc	43 shares of common stock		157
ABM Inds Inc	209 shares of common stock		3,243
Acambis PLC	200 shares of common stock		8,786
ADV Fibre Communication Inc	700 shares of common stock		11,676
Advanced Digital Info Cp	155 shares of common stock		1,040
Advanced Micro Devices	46 shares of common stock		297
Aftermarket Technology Corp	500 shares of common stock		7,250
Agere Systems Inc Class A	150 shares of common stock		216
Agere Systems Inc Class B	3,880 shares of common stock		5,432
Air Prods & Chems Inc	204 shares of common stock		8,738
Allied Cap Corp New	81 shares of common stock		1,764
Allied Resh Corp	200 shares of common stock		3,700
Allstate Corp	127 shares of common stock		4,702
Alpha Insurance Group	9,500 shares of common stock		1,235
Alterra Healthcare Corp	745 shares of common stock		82
Amazon Com Inc	495 shares of common stock		9,351
American Eagle Outfitters Inc	500 shares of common stock		6,890
American Express Co	31 shares of common stock		1,083
American HomePatient Inc	5,500 shares of common stock		825
American International Group	1,931 shares of common stock		111,719
American Skiing Corp	1,830 shares of common stock		229
Ameriresource Tech New	30 shares of common stock		1
Amerisourcebergen Corp	59 shares of common stock		3,204
Amgen Incorporated	292 shares of common stock		14,115
AMR Corp Del	100 shares of common stock		660
Anheuser Busch Co Inc	51 shares of common stock		2,429
Antigenics Inc Del	300 shares of common stock		3,072
AOL Time Warner Inc	7,349 shares of common stock		96,272
Apache Corp	200 shares of common stock		11,398
Apple Computer Inc	100 shares of common stock		1,433
Applera Celera Genomics	100 shares of common stock		955

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Applied Digital Solutions	3,000 shares of common stock		$1,230
Applied Materials Inc	1,954 shares of common stock		25,461
Aradigm Corp	400 shares of common stock		648
Arch Cap Group Ltd New F	250 shares of common stock		7,793
Archer Daniels Midland Co	30 shares of common stock		372
Arm Holdings PLC	100 shares of common stock		253
Ascential Software Corp	1,000 shares of common stock		2,400
Astec Inds Inc	25 shares of common stock		248
AT&T Corp New	227 shares of common stock		5,927
AT&T Wireless Services	601 shares of common stock		3,396
Atmel Corp	2,600 shares of common stock		5,798
Aucxis Corp	200 shares of common stock		1
Audiovox Cp Class A	470 shares of common stock		4,860
Avaya Inc	127 shares of common stock		311
Avon Robber PLC ORD	1,000 shares of common stock		2,874
Banco Latinoamericano	200 shares of common stock		910
Banta Corp	300 shares of common stock		9,381
Barnesandnoble.com Inc Class A	9,500 shares of common stock		10,925
Bayer AG Sponsored	350 shares of common stock		7,578
Bea Systems Inc	50 shares of common stock		574
BellSouth Corp	100 shares of common stock		2,587
Bentley Pharmaceuticals Inc	100 shares of common stock		805
Berkley W R Corp	151 shares of common stock		5,990
Berkshire Hathaway Class B	60 shares of common stock		145,380
Biomet	1,000 shares of common stock		28,660
Biomira Inc	100 shares of common stock		93
Biopure Corporation Class A	500 shares of common stock		1,860
BMC Software Inc	600 shares of common stock		10,266
Boots & Coots/International Well	10,000 shares of common stock		1,500
Bottomline Tech Inc	200 shares of common stock		1,208
BP PLC	100 shares of common stock		4,065
Bristol-Myers Squibb Co	383 shares of common stock		8,857
Broadcom Corp Class A	100 shares of common stock		1,506
Broadvision Inc New	6 shares of common stock		20
Brocade Communications Systems Inc	200 shares of common stock		828
Brooks PRI Automation	31 shares of common stock		355
Brown & Brown Inc	150 shares of common stock		4,848
Bruker Daltonics Inc	600 shares of common stock		2,916
Burlington Industries	2,000 shares of common stock		110
Callon Pete Co Del	400 shares of common stock		1,340
Cardiodynamics International Corp	125 shares of common stock		384
Carrier Access Corp	400 shares of common stock		160
Caterpillar Inc	100 shares of common stock		4,572
Celeris Corporation New	2,000 shares of common stock		20
Celestica Inc	1,570 shares of common stock		22,137
Cell GeneSystems Inc	1,650 shares of common stock		18,399
Centex Corporation	100 shares of common stock		5,020

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Central Pkg Corp	25 shares of common stock		$472
Chattem Inc	1,600 shares of common stock		32,880
Check PT Software Tech F	100 shares of common stock		1,297
Chevrontexaco Corp	50 shares of common stock		3,358
Chicos Fas Inc	574 shares of common stock		10,854
Chromavision Med Systems Inc	150 shares of common stock		200
Chubb Corp	0.47 shares of common stock		24
Ciena Corp	300 shares of common stock		1,542
Cirrus Logic	250 shares of common stock		720
Cisco Systems Inc	12,998 shares of common stock		170,274
Citadel Sec Software Inc	1,000 shares of common stock		1,100
Citigroup Inc	2,188 shares of common stock		76,993
Citigroup Inc 00 Wts	15,000 shares of common stock		15,750
Citrix Systems	1,674 shares of common stock		20,624
Clarent Corp Del	1,000 shares of common stock		1
CMGI Inc	7,217 shares of common stock		7,080
Coach Inc	375 shares of common stock		12,345
Coca Cola Company	657 shares of common stock		28,743
Cognizant Tech Sol Class A	207 shares of common stock		14,952
Comcas Corp New Class A	366 shares of common stock		8,627
Comdisco Holding Co RTS	450 shares of common stock		37
Commerce Bancorp Inc N J	50 shares of common stock		2,167
Communication Intelligence Corp New	100 shares of common stock		35
Computer Assoc International Inc	100 shares of common stock		1,350
Computized Thermal Imaging	2,100 shares of common stock		399
Compuware	200 shares of common stock		960
Conagra Foods Inc	160 shares of common stock		4,002
Conexant Systems Inc	100 shares of common stock		161
Continental Airlines Class B	300 shares of common stock		2,175
Convergys Corp	900 shares of common stock		13,635
Copper Mtn Networks New	40 shares of common stock		170
Corinthian Colleges Inc	340 shares of common stock		12,872
Cornerstone Internet Solutions Co	2,230 shares of common stock		1
Corning Inc	4,978 shares of common stock		16,478
Corrections CP Amer New	611 shares of common stock		10,479
Corvis Corp	1,100 shares of common stock		781
Cost Plus Inc California	1,200 shares of common stock		34,404
Costco Whsl Corp New	100 shares of common stock		2,806
Cost-U-Less Inc	1,000 shares of common stock		1,020
Covad Cummun Group Inc	6,625 shares of common stock		6,228
Craftmade International Inc	500 shares of common stock		7,700
CT Holdings Inc	4,000 shares of common stock		68
Cytyc Corp	7,250 shares of common stock		73,950
Danka Business Systems	2,000 shares of common stock		8,500
Datakey Inc	1,200 shares of common stock		1,704
Dauphin Technology Inc	750 shares of common stock		165
Dell Computer Corp	7,188 shares of common stock		192,207

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Delphi Automotive Systems	1,000 shares of common stock		$8,050
Deltathree Com	200 shares of common stock		95
Digene Corp	150 shares of common stock		1,719
Disney Walt Hldg Co	741 shares of common stock		12,086
Display Technologies Inc	5,000 shares of common stock		8
Documentum	1,000 shares of common stock		15,660
Dollar Gen Corp	1,777 shares of common stock		21,236
Drugstore.com Inc	1,700 shares of common stock		4,080
DTE Energy Co	224 shares of common stock		10,383
Duke Energy Corporation	383 shares of common stock		7,475
Durban RDPT DP F	3,000 shares of common stock		12,150
E Digital Corp	5,000 shares of common stock		950
E4L Inc	345 shares of common stock		1
Eastman Kodak Co	650 shares of common stock		22,776
Ebay Inc	775 shares of common stock		52,561
Echelon Corp	2,620 shares of common stock		29,370
Edwards J D & Co	150 shares of common stock		1,692
El Paso Corporation	802 shares of common stock		5,582
Electroglas	400 shares of common stock		616
Electronic Data Systems Corp	850 shares of common stock		15,666
EMC Corp Mass	6,362 shares of common stock		39,063
Energy Conv Devices Inc	200 shares of common stock		1,960
Engineered Support Systems	300 shares of common stock		10,998
Enron Corp	1,400 shares of common stock		87
EnteraSystems Networks Inc	200 shares of common stock		312
Eplus Inc	1,500 shares of common stock		10,575
Equinix Inc	1,200 shares of common stock		252
Ericsson Tel B New	740 shares of common stock		4,988
E-Trade Group Inc	7,100 shares of common stock		34,506
E-Videotv Inc	9,833 shares of common stock		98
Extreme Networks Inc	600 shares of common stock		1,962
Exxon Mobil Corporation	636 shares of common stock		22,223
Fannie Mae	100 shares of common stock		6,433
Far East Energy Corp	920 shares of common stock		3,864
Fidelity National Financial Inc	800 shares of common stock		26,264
First Data Corporation	50 shares of common stock		1,773
First Health Group Corp	1,350 shares of common stock		32,873
First Virtual Commun Inc	627 shares of common stock		188
Flextronics International Ltd	200 shares of common stock		1,638
Ford Motor Company New	1,703 shares of common stock		15,838
Forest Labs Inc	147 shares of common stock		14,438
Forest Oil Corp New	200 shares of common stock		5,530
Fountain Pwr Boat Inds Inc	2,000 shares of common stock		6,480
Franklin Res Inc	152 shares of common stock		5,172
Freemarkets Inc	100 shares of common stock		644
Freidman Billings Ramsey Group Inc	500 shares of common stock		4,680
Futurelink Corp New	232 shares of common stock		1

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Gallagher Arthur J & Co	3,054 shares of common stock		$89,721
Gap Inc	800 shares of common stock		12,416
Gateway Inc	2,500 shares of common stock		7,850
Gemstar TV Guide International	300 shares of common stock		975
Genelabs Technologies Inc	400 shares of common stock		680
General Dynamics Corp	150 shares of common stock		11,906
General Electric Company	7,809 shares of common stock		190,138
General Magic Inc New	311 shares of common stock		1
General Motors Corp	160 shares of common stock		5,898
Genta Inc New	400 shares of common stock		3,076
Gillette Co	101 shares of common stock		3,052
Glamis Gold Ltd	2,000 shares of common stock		22,680
Glaxosmithkline PLC F	113 shares of common stock		4,233
Global Crossing Ltd	4,750 shares of common stock		86
Globalstar Telecom Ord	50 shares of common stock		3
Gold Fld So Africa Spons	1,000 shares of common stock		1
Goldcorp Inc New	6,000 shares of common stock		76,320
Goodrich Corporation	500 shares of common stock		9,160
Goodys Family Clothing	10 shares of common stock		44
Graftech International	84 shares of common stock		501
Granite Constr Inc	225 shares of common stock		3,488
Grey Wolf Inc	500 shares of common stock		1,995
Gric Communications Inc	35 shares of common stock		85
GSI Lumonics Inc	500 shares of common stock		3,015
Halliburton Co Hldg Co	608 shares of common stock		11,381
Harley Davidson	300 shares of common stock		13,860
Harris & Harris	2,000 shares of common stock		4,920
Healthtrac Inc	400 shares of common stock		8
Helen of Troy Corporation	1,000 shares of common stock		11,640
Hershey Foods Corp	11 shares of common stock		707
Hewlett-Packard Company	1,851 shares of common stock		32,139
Hilb Rogal & Hamilton Co	1,224 shares of common stock		50,062
Home Depot Inc	1,619 shares of common stock		38,797
House2Home Inc	2,250 shares of common stock		1
Huntington Bancshares Inc	1,063 shares of common stock		19,880
Identix Inc	1,612 shares of common stock		8,302
IDT Corp Class B	100 shares of common stock		1,551
IDT Corporation	100 shares of common stock		1,729
Imaging Diagnostic Systems	323 shares of common stock		66
Imaging Tech Corp New	75 shares of common stock		1
Imclone Systems Inc	50 shares of common stock		531
Immune Response Corp New	59 shares of common stock		57
Inacom Corp	600 shares of common stock		1
Indus International Inc	1,000 shares of common stock		1,640
Info Architects CP New	504 shares of common stock		30
Infospace Inc New	120 shares of common stock		1,014
Inkline Pharm Inc	170 shares of common stock		277

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Inspire Insurance Solutions Inc	1,000 shares of common stock		$10
Intel Corp	8,907 shares of common stock		138,686
Interiors Inc Class A	25,709 shares of common stock		3
Interliant Inc	101 shares of common stock		2
International Business Machines	2,384 shares of common stock		184,790
International Game Technology	191 shares of common stock		14,501
International Rectifier Corporation	100 shares of common stock		1,846
International Shipholding Corp	3,074 shares of common stock		18,754
Internet Capital Group	15 shares of common stock		5
Interwoven Inc	100 shares of common stock		260
Iomega Corp New	120 shares of common stock		942
Isco International Inc	33,770 shares of common stock		10,806
Isis Pharmaceuticals	600 shares of common stock		3,954
ITC Deltacom Inc New	17 shares of common stock		40
JDS Uniphase Corporation	7,223 shares of common stock		17,841
Johnson & Johnson	460 shares of common stock		24,730
JP Morgan Chase & Co	782 shares of common stock		18,780
Juniper Networks Inc	280 shares of common stock		1,904
K Mart Corporation	700 shares of common stock		140
Keyspan Corp	96 shares of common stock		3,394
Kinross Gold Corp	3,000 shares of common stock		7,350
Knight Trading Group	300 shares of common stock		1,437
Kraft Foods Inc	202 shares of common stock		7,858
Krispy Kreme Doughnuts Inc	420 shares of common stock		14,183
Kroger Co	500 shares of common stock		7,725
Labor Ready Inc New	650 shares of common stock		4,173
Laboratory CP of America Hldg New	400 shares of common stock		9,296
Lafarge Corp	400 shares of common stock		13,140
Legato Systems	900 shares of common stock		4,527
Lehman Bros Hldgs Inc	51 shares of common stock		2,673
Lennar Corp	65 shares of common stock		3,354
Level 3 Communications Inc	1,500 shares of common stock		7,350
Lifepoint Hospitals Inc	100 shares of common stock		2,993
Lilly Eli & Company	100 shares of common stock		6,350
Limited Inc	1,262 shares of common stock		17,573
LNR Property Corp	300 shares of common stock		10,620
Loudeye Technologies Inc	250 shares of common stock		79
Lowes Companies	425 shares of common stock		15,938
LSI Logic Corp	100 shares of common stock		577
Lucent Technologies Inc	13,108 shares of common stock		16,516
Luminex Corp Del	1,800 shares of common stock		7,398
Macromedia	25 shares of common stock		266
MAF Bancorp	300 shares of common stock		10,179
Marchfirst Inc	6,370 shares of common stock		1
Marsh & McLennan Cos Inc	1,128 shares of common stock		52,142
Matritech Inc	100 shares of common stock		208
Mattel Incorporated	200 shares of common stock		3,840

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

McData Corporation Class A	89 shares of common stock		$632
McDonalds Corp	1,317 shares of common stock		21,170
Meadowbrook Ins Group	103 shares of common stock		256
Medarex Inc	4,450 shares of common stock		17,578
Medimmune Inc	100 shares of common stock		2,717
Medtronic Inc	176 shares of common stock		8,044
Mentor Corp Minn	300 shares of common stock		11,550
Mercator Software Inc	2,000 shares of common stock		1,940
Merck & Co Inc	436 shares of common stock		24,658
Merrill Lynch & Co Inc	400 shares of common stock		15,180
Metricom Inc New	200 shares of common stock		1
Metromedia Fibert Network	55,000 shares of common stock		550
Microage Inc	1,000 shares of common stock		1
Micron Technology Inc	200 shares of common stock		1,948
Microsoft Corp	4,236 shares of common stock		219,001
Microstrategy Inc A New	15 shares of common stock		227
Microvision Inc WA	1,000 shares of common stock		5,320
Mid Atlantic Med Svcs Inc	200 shares of common stock		6,480
Milacron Inc	242 shares of common stock		1,440
Millennium Cell Inc	3,000 shares of common stock		7,170
Miracle Entertainment	6 shares of common stock		1
Monsanto Co New Del	1,000 shares of common stock		19,250
Motorola Incorporated	200 shares of common stock		1,730
Mphase Tech Inc	100 shares of common stock		20
Mylan Labs Inc	35 shares of common stock		1,222
National City Corp	901 shares of common stock		24,609
National Scientific Corp	250 shares of common stock		38
National Semiconductor Corp	115 shares of common stock		1,726
Neoforma Inc	2 shares of common stock		24
Neoware Systems Inc	2,000 shares of common stock		29,820
Net2phone Inc	500 shares of common stock		2,025
Netcurrents Information Svcs	2,000 shares of common stock		8
Network Appliance Inc	140 shares of common stock		1,400
Networks Associates Inc	10 shares of common stock		161
Nextel Communications A	1,600 shares of common stock		18,480
Nissan Motor Ltd Sponsored	22 shares of common stock		338
Nokia Corp Spon F	1,411 shares of common stock		21,871
Nordstrom Inc	100 shares of common stock		1,897
Nortel Networks CP New F	1,390 shares of common stock		2,238
North Amern Datacom Inc	1,000 shares of common stock		1
Northpoint Commun Hldgs	1,800 shares of common stock		2
Novell Inc	1,000 shares of common stock		3,340
Oakwood Homes Corp New	200 shares of common stock		86
Obie Media Corp	352 shares of common stock		1,165
Ocwen Financial Corporation	100 shares of common stock		280
Online Res & Comm Corp	20,000 shares of common stock		56,180
Oracle Corporation	4,075 shares of common stock		44,010

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Owens & Minor Inc New	600 shares of common stock		$9,852
Oxford Health Plans Inc	200 shares of common stock		7,290
Paccar Inc	150 shares of common stock		6,920
Pacific Aerospace & Electronics Inc	7,000 shares of common stock		70
Pacific Continental Corp	6,660 shares of common stock		97,236
Palm Inc New	76 shares of common stock		1,193
Paradyne Networks Inc	398 shares of common stock		509
Parnterre Ltd	10 shares of common stock		518
Paychex Inc	201 shares of common stock		5,619
Payless Cashways Inc New	2,000 shares of common stock		1
PCCW Limited Ord	900 shares of common stock		135
PDC Innovation Inds	2,000 shares of common stock		64
Peoplesoft Inc	200 shares of common stock		3,660
Pepsi Bottling Group Inc	24 shares of common stock		619
Pepsico Inc	46 shares of common stock		1,957
Peregrine Pharmaceutical Inc	100 shares of common stock		78
Peregrine Systems Inc	45 shares of common stock		4
Pfizer Incorporated	3,108 shares of common stock		95,026
Philip Morris Cos Inc	58 shares of common stock		2,366
Pioneer Cos Inc Class A	2,900 shares of common stock		1
Plug Power Inc	1,125 shares of common stock		5,051
Polycom	2,700 shares of common stock		25,704
Portal Software Inc	4,000 shares of common stock		3,232
PPG Inds Inc	187 shares of common stock		9,393
Precision Castparts Corp	200 shares of common stock		4,850
Procter & Gamble Co	32 shares of common stock		2,714
Progress Energy Inc	574 shares of common stock		24,870
Proxim Corp	151 shares of common stock		131
Puget Energy Inc	606 shares of common stock		13,362
Puma Technology Inc	2,000 shares of common stock		1,420
Qualcomm Inc	503 shares of common stock		18,304
Quest Communications International Inc	1,000 shares of common stock		5,000
Quest Resource Corp	4,330 shares of common stock		9,872
Rambus Inc Del	584 shares of common stock		3,919
Ramtron International Corp New	3,500 shares of common stock		9,800
Rare Medium Group New	3 shares of common stock		1
Rayonier Inc	200 shares of common stock		9,050
Raytheon Company New	1,307 shares of common stock		40,192
Razorfish Inc Class A New	3 shares of common stock		6
Realnetworks Inc	100 shares of common stock		381
Redhat Inc	735 shares of common stock		4,344
Reliance Group Holdings Inc	36,200 shares of common stock		22
RF Micro Devices Inc	200 shares of common stock		1,466
Rite Aid Corporation	435 shares of common stock		1,066
Riverstone Networks Inc	102 shares of common stock		216
RLI Corp	202 shares of common stock		5,627
Rockwell Collins Inc	9 shares of common stock		209
Rockwell International Corp New	9 shares of common stock		186

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Rohm & Haas Co	40 shares of common stock		$1,299
S1 Corporation	382 shares of common stock		1,704
Safeguard Scientific Inc	1,000 shares of common stock		1,360
Safeway	94 shares of common stock		2,196
Sanguine Corp	4,000 shares of common stock		160
SBC Communications Inc	100 shares of common stock		2,711
Scansoft Inc	3,000 shares of common stock		15,600
Schlumberger Ltd	360 shares of common stock		15,161
Scientific Atlanta Inc	275 shares of common stock		3,262
Scios Inc	77 shares of common stock		2,509
Scor	25 shares of common stock		138
Semotus Solutions Inc	100 shares of common stock		11
Service Corp International	2,000 shares of common stock		6,640
Seven Seas Pete New	2,000 shares of common stock		60
Sheldahl Co	300 shares of common stock		1
Sicor Inc	600 shares of common stock		9,510
Siebel Systems Inc	310 shares of common stock		2,319
Silicon Graphics	1,000 shares of common stock		1,130
Silicon Storage Tech	150 shares of common stock		606
Simtek Corp	5,500 shares of common stock		880
Solectron Corp Del	3,500 shares of common stock		12,425
Sonicblue Inc	700 shares of common stock		315
Sonosight Inc	300 shares of common stock		3,921
Soundview Technology GP	1,850 shares of common stock		2,775
Southern States Power Inc	2,000 shares of common stock		23
Southwest Airlines Co	3,334 shares of common stock		46,345
St Paul Cos Inc	10 shares of common stock		355
Staples Inc	38 shares of common stock		695
Starbucks Corp	650 shares of common stock		13,247
Steel Dynamics Inc	97 shares of common stock		1,167
Stewart Enterprises Class A	200 shares of common stock		1,114
Storage Tech Corp	120 shares of common stock		2,570
Stryker Corp	60 shares of common stock		4,027
Sun MicroSystems Inc	13,672 shares of common stock		42,520
SunTrust Banks Inc	200 shares of common stock		11,384
Surebeam Corp	3,000 shares of common stock		12,120
Sybase	400 shares of common stock		5,360
Sykes Enterprises	6,580 shares of common stock		21,582
Symantec Corp	30 shares of common stock		1,215
Symbol Technologies Inc	750 shares of common stock		6,165
Syntel Inc	3,000 shares of common stock		63,030
Syntroleum Corp	1,200 shares of common stock		2,076
Taiwan Semiconductor Mfg Co	196 shares of common stock		1,382
Target Corporation	302 shares of common stock		9,071
Tayco Developments Inc	1,900 shares of common stock		3,724
Telular Corp	15,000 shares of common stock		56,100
Texas Instruments Inc	1,280 shares of common stock		19,220
The Charles Schwab Corp	300 shares of common stock		3,255

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Tianrong Bldg Mat Holdings	1,000 shares of common stock		$1
Tidewater Inc/Citizen Certificates	500 shares of common stock		15,550
Tivo Inc	100 shares of common stock		523
TJX Cos Inc	101 shares of common stock		1,970
TransAtlantic Holdings	21 shares of common stock		1,407
TransTexas Gas Corp	5 shares of common stock		2
Transwitch Corp	300 shares of common stock		207
Travelers Property & Casualty	69 shares of common stock		1,011
Travelers Property & Casualty Class B	148 shares of common stock		2,168
TRC Cos Inc	810 shares of common stock		10,635
Trenwick Group Ltd	700 shares of common stock		504
Triad Hospitals Inc	10 shares of common stock		298
Tripath Imaging Inc	1,000 shares of common stock		2,680
Trustco Bank Corp	449 shares of common stock		4,840
Tyco International Ltd New	2,067 shares of common stock		35,308
UAL Corp	300 shares of common stock		429
Unicapital Corp	2,000 shares of common stock		1
United Parcel Service B	257 shares of common stock		16,192
United Technologies Corp	205 shares of common stock		12,706
Universal Display Corp	100 shares of common stock		789
US Bancorp Del New	100 shares of common stock		2,122
US Lec Corp Class A	2,100 shares of common stock		4,725
USA Floral Products Inc	400 shares of common stock		1
US Internetworking Inc	450 shares of common stock		5
Valero Energy Corp New	300 shares of common stock		11,114
Varian Med Systems	200 shares of common stock		9,920
Vaxgen Inc	100 shares of common stock		1,931
Verisign Inc	695 shares of common stock		5,574
Verizon Communications	107 shares of common stock		4,146
Vertex Pharmaceuticals	62 shares of common stock		983
Verticalnet Inc New	63 shares of common stock		50
Vesta Insurance Group	205 shares of common stock		565
Vialink Company	200 shares of common stock		35
VIE Financial Group Inc	3,000 shares of common stock		90
Viisage Technology Inc	75 shares of common stock		334
Vishay Intertechnology	400 shares of common stock		4,472
Visual Networks Inc	100 shares of common stock		145
Vitro S A	1,230 shares of common stock		2,940
W Holding Co Inc	600 shares of common stock		9,846
Wachovia Corp New	2,161 shares of common stock		78,765
Wal-Mart Stores Inc	2,376 shares of common stock		120,001
Washington Mutual Inc	376 shares of common stock		12,997
Watson Wyatt & Co Holding	1,000 shares of common stock		21,750
Webmd Corp	85 shares of common stock		727
Wellpoint Health Networks New	88 shares of common stock		6,262
Wells Fargo & Co	250 shares of common stock		11,718
Western Digital Corp	650 shares of common stock		4,154

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value

Western Water Co	1,000 shares of common stock		$180
Westpoint Stevens	201 shares of common stock		119
Williams Co Inc	2,069 shares of common stock		5,586
Willis Group Holdings	15,069 shares of common stock		432,028
Worldcom Inc	17,228 shares of common stock		2,377
Worldcom Inc — MCI Group	544 shares of common stock		98
Xerox Corp	200 shares of common stock		1,610
Xin Net Corp	1,000 shares of common stock		65
XM Satellite Radio Holdings	150 shares of common stock		404
XO Communications Class A	90 shares of common stock		5
Yahoo! Inc	24 shares of common stock		392
Zimmer Holdings Inc	27 shares of common stock		1,121
Zixit Corp	20 shares of common stock		88
Zoran Corp	400 shares of common stock		5,628
1/10 Berkshire Hathaway Class A	10 shares of common stock		72,750
1st State Bancorp Inc	102 shares of common stock		2,365
NASDAQ 100 shares	2,498 shares of stock		60,876
EOTT Energy Partners LP	1,300 shares of stock		182
Kinder Morgan Energy Partners LP	52 shares of stock		1,817
Carlton Communications PLC	100 shares of preferred stock		1,830
Corr Corp Amer B PFD	456 shares of preferred stock		11,400
US Treasury Bond	$1,000 principal amount, due 08/15/04		1,197
US Treasury Strip	$15,000 principal amount, due 02/15/07		13,500
US Treasury Strip	$12,000 principal amount, due 02/15/09		9,803
US Treasury Strip	$15,000 principal amount, due 11/15/06		13,673
US Treasury Strip	$12,000 principal amount, due 11/15/07		10,564
US Treasury Strip	$12,000 principal amount, due 11/15/08		9,986
US Treasury Strip	$12,000 principal amount, due 11/15/09		9,480
US Treasury Strip	$12,000 principal amount, due 11/15/11		8,393
US Treasury Strip	$12,000 principal amount, due 11/15/12		7,909
US Treasury Strip	$12,000 principal amount, due 11/15/13		7,414
US Treasury Strip	$12,000 principal amount, due 2/15/08		10,328
US Treasury Strip	$12,000 principal amount, due 2/15/10		9,236
US Treasury Strip	$12,000 principal amount, due 2/15/11		8,719
US Treasury Strip	$12,000 principal amount, due 2/15/12		8,250
US Treasury Strip	$12,000 principal amount, due 5/15/07		10,661
US Treasury Strip	$12,000 principal amount, due 5/15/08		10,181
US Treasury Strip	$12,000 principal amount, due 5/15/09		9,656
US Treasury Strip	$12,000 principal amount, due 5/15/10		9,105
US Treasury Strip	$12,000 principal amount, due 5/15/11		8,591
US Treasury Strip	$12,000 principal amount, due 5/15/12		8,123
US Treasury Strip	$12,000 principal amount, due 5/15/13		7,639
US Treasury Strip	$12,000 principal amount, due 8/15/07		10,590
US Treasury Strip	$12,000 principal amount, due 8/15/08		10,110
US Treasury Strip	$12,000 principal amount, due 8/15/09		9,566
US Treasury Strip	$12,000 principal amount, due 8/15/11		8,509
US Treasury Strip	$12,000 principal amount, due 8/15/12		8,014

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
	similar party	par, or maturity value	Cost	value

	US Treasury Strip	$12,000 principal amount, due 8/15/13		$7,526
	US Treasury Strip	$12,000 principal amount, due 11/15/10		8,929
	US Treasury Strip	$12,000 principal amount, due 8/15/10		9,015
	Disney Walt Co	$1,000 principal amount, due 9/15/03		1,012
	Ford Motor Credit	$1,000 principal amount, due 12/08/05		995
	IBRD World BK Bond	$1,000 principal amount, due 1/27/05		1,105
	Telecommunication	$1,000 principal amount, due 9/02/03		1,012
	US Treasury Strip	$12,000 principal amount, due 2/15/13		7,755
	US Treasury Strip	$12,000 principal amount, due 2/15/14.		7,275
*	Participant Loans Receivable	Participant notes receivable bearing interest ranging from 5.5% to 10.5% and maturity dates ranging from January 30, 2003 to July 30, 2017		3,988,714

				$188,444,379

*	Indicates party-in-interest

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2002

						Expense		Current value	Net
			Purchase		Lease	incurred with	Cost of	of asset on	gain or
	Identity of party involved	Description of asset	price	Selling price	rental	transaction	asset	transaction date	(loss)

	A series of security transactions representing one or more securities of the same issue which in aggregate is in excess of 5% of Plan assets
*	Metropolitan Life Insurance Company	MetLife Guaranteed Fixed Income Fund	$15,668,210				$15,668,210	$15,668,210
*	Metropolitan Life Insurance Company	MetLife Guaranteed Fixed Income Fund		$14,480,967			14,480,967
*	Metropolitan Life Insurance Company	MetLife Stock Market Index Guarantee Account		10,675,664			11,909,264		$(1,233,600)
*	Willis	Willis Stock Fund	15,639,229				15,639,229	15,639,229

*	Indicates party-in-interest